DENTSPLY INTERNATIONAL INC.
                                   EXHIBIT 11
                     COMPUTATION OF EARNINGS PER COMMON SHARE




Earnings per common share:
--------------------------



                                Three Months Ended      Six Months Ended
                                     June 30,               June 30,
                                ------------------    -------------------
                                  1997      1996        1997       1996
                                --------  --------    --------   --------
                                  (in thousands, except per share data)

Weighted average common
 shares outstanding               26,945   26,958      26,934    26,955



Net income                       $17,843  $17,770     $34,767   $32,757





Earnings per common share           $.66     $.66       $1.29     $1.22























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